                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(MARK ONE)


/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005


                                       OR

/ /       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                        COMMISSION FILE NUMBER 000-23157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        A. C. MOORE ARTS & CRAFTS, INC.
                              130 A. C. MOORE DRIVE
                                BERLIN, NJ 08009

                   A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

In 1999, A. C. Moore Arts & Crafts, Inc. (the "Employer" or the "Company") established the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is A. C. Moore Arts & Craft, Inc., 130 A. C. Moore Drive, Berlin, NJ 08009.

Contributions Under the Plan. Employees may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2005.

Administration of the Plan. An officer of the Company at its principal executive office administers the Plan. Certain administrative functions may be delegated to employees of the Company. Officers and employees do not receive compensation from the Plan.

Custodian of Investments. The assets of the Plan are held in trust and managed by the Plan's trustee Frontier Trust Company. BISYS Plan Services provides record keeping services for the Plan's trustee.

Reports to Participating Employees: Each participant in the Plan receives quarterly statements of their accounts each plan year.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                           A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 22, 2006                 By:    /s/ LORI LUCENTE-MCKEAGE
                                           Lori Lucente-McKeage
                                           Administrator

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) and related Prospectus pertaining to A. C. Moore Arts & Crafts, Inc. 401(k) Plan of our report dated May 25, 2006, with respect to the financial statements and supplementary schedules of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.


                                    /s/ STOCKTON BATES, LLP
                                       Stockton Bates, LLP


Philadelphia, Pennsylvania
June 22, 2006

                                  CERTIFICATION

         The undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as an administrator of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"), that, to her knowledge, the Annual Report for the Plan on Form 11-K for the period ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such form 11-K. A signed original of this statement has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.


Date: June 22, 2006                      By: /s/ Lori Lucente-McKeage
                                                 Lori Lucente-McKeage
                                                 VP and Treasurer

                                   A.C. MOORE
                               ARTS & CRAFTS, INC.
                                   401(k) PLAN


                              Financial Statements


                                December 31, 2005

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN
DECEMBER 31, 2005




                                    CONTENTS





                                                                         PAGE
                                                                         ----


INDEPENDENT AUDITORS' REPORT                                              1


FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits
      as of December 31, 2005 and 2004                                    2


   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2005                                3


   Notes to Financial Statements                                        4 - 7


SUPPLEMENTARY INFORMATION:

   Schedule of Assets Held for Investment Purposes
      as of December 31, 2005                                             8

                          INDEPENDENT AUDITORS' REPORT


 TO THE TRUSTEES
 A.C. MOORE ARTS & CRAFTS, INC.
 401(k) PLAN
 BERLIN, NEW JERSEY

  We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

  Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         CERTIFIED PUBLIC ACCOUNTANTS

 PHILADELPHIA, PENNSYLVANIA

 MAY 25, 2006

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31:                                                        2005                2004
                                                              -----------------   -----------------

ASSETS:

   Cash                                                                  $ 728             $ 8,704
                                                              -----------------   -----------------


   Investments, at fair value:

      Corporate stocks - common                                      2,434,905           4,952,922
      Common/collective trusts                                       1,433,588           1,223,807
      Registered investment companies                                7,944,100           5,932,478
      Participant loans                                                594,566             467,726
                                                              -----------------   -----------------

                    TOTAL INVESTMENTS                               12,407,159          12,576,933


   Receivables:

      Employer contributions                                             5,433              10,044
      Participants' contributions                                       36,152              67,080
                                                              -----------------   -----------------

                                                                        41,585              77,124
                                                              -----------------   -----------------

                    TOTAL ASSETS                                    12,449,472          12,662,761



LIABILITIES                                                                  -                   -
                                                              -----------------   -----------------


NET ASSETS AVAILABLE FOR BENEFITS                                 $ 12,449,472        $ 12,662,761
                                                              =================   =================


                             See Accompanying Notes

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


Year Ended December 31, 2005:

ADDITIONS:

   Additions to net assets attributed to:

      Investment income:
         Net decrease in fair value of investments (See Note 4)              $(2,025,419)
         Interest and dividends                                                  182,087
                                                                         ----------------

                                                                              (1,843,332)

      Contributions:
         Employer                                                                338,496
         Participants                                                          2,161,193
                                                                         ----------------

                                                                               2,499,689
                                                                         ----------------

                  TOTAL ADDITIONS                                                656,357


DEDUCTIONS:

   Deductions from net assets attributed to:

      Benefits paid to participants                                              869,646
                                                                         ----------------

                  TOTAL DEDUCTIONS                                               869,646
                                                                         ----------------

                  NET DECREASE                                                  (213,289)


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                                          12,662,761
                                                                         ----------------


   End of year                                                              $ 12,449,472
                                                                         ================



                                 See Accompanying Notes

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

 1.     DESCRIPTION OF PLAN:

                        The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                        The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the
        Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses are paid directly by the Company.

                        All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.

                        Participants may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2005.

                        Each participant's account is credited with the participant's and employer's contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        The Company generally remits employee deferral and Company matching contributions to the plan on a weekly basis.

                        BISYS Plan Services provides record keeping services for the Plan's Trustee, Frontier Trust Company, FSB. The employees' and employer's contributions were deposited in a fund held by the Trustee during the year.

                        Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.

                        Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

                        On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant's expected lifetime, or the joint future lifetime of the participant and spouse.

                        Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $1,600,000 at December 31, 2005.

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                        BASIS OF ACCOUNTING:

                        The accompanying financial statements have been prepared on the accrual basis of accounting.

                        VALUATION OF INVESTMENTS:

                        The Plan's investments are stated at fair value and consist of shares in mutual funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor). The investments are held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the mutual funds fluctuates to reflect the fair market values of the securities held in these funds.

                        USE OF ESTIMATES:

                        Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

                        FORFEITURES:

                        Employer contributions for the years ended December 31, 2005 and 2004 were reduced by $6,696 and $14,044, respectively, from forfeited non-vested accounts. At December 31, 2005 forfeited non-vested accounts totaled $16,179.

                        LOANS:

                        Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.


 3.     TAX STATUS:

                        The Internal Revenue Service has determined and informed the Company by a letter dated June 14, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


 4.     INVESTMENTS:

                        Investments that represents 5% or more of fair value of the Plan's net assets are as follows:

                        December 31:                                                        2005                 2004
                                                                                         ------------        ------------

                        A.C. Moore Arts & Crafts, Inc.                                     $2,434,905          $4,952,922
                        ML Retirement Preservation Trust                                    1,433,588           1,223,807
                        ML Bond Fund Intermediate Term Class A                                                    929,290
                        Massachusetts Investors Growth Stock Fund                                               1,119,930
                        ML Basic Value Fund Class A                                         1,141,638           1,068,010
                        Black Rock Aurora Portfolio A                                                           1,525,224
                        DWS Core Fixed Income Fund Class A                                  1,160,872
                        Growth Fund of America                                              1,572,279
                        Munder Small Cap Value Fund                                         1,915,731
                        ML S&P 500 Index Fund Class I                                         626,570

                      During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $2,025,419 as follows:

                           Common stock                                                   ($2,459,522)
                           Registered investment companies (mutual funds)                     434,103
                                                                                       ----------------

                                                                                          ($2,025,419)
                                                                                       =================


5.      RISKS AND UNCERTAINTIES:

                        The Plan provides for investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


 6.     PLAN TERMINATION:

                        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


 7.                     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                        A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

                        December 31:                                                           2005                2004
                                                                                         ----------------   ----------------

                           Net assets available for benefits
                              per the financial statements                                   $12,449,472        $12,662,761

                           Receivable employer contributions                                      (5,433)           (10,044)


                           Receivable participants' contributions                                (36,152)           (67,080)
                                                                                         -----------------    ---------------

                               NET ASSETS AVAILABLE FOR BENEFITS,
                                  PER FORM 5500                                              $12,407,887        $12,585,637
                                                                                         ================     =============


                        A reconciliation of net decrease in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

                        Year Ended December 31, 2005:

                           Net decrease in net assets available for
                              benefits per the financial statements                            ($213,289)

                           Difference in employer contributions                                    4,611

                           Difference in participants' contributions                              30,928
                                                                                         ----------------

                               NET DECREASE IN NET ASSETS
                                  AVAILABLE FOR BENEFITS,
                                  PER FORM 5500                                                ($177,750)
                                                                                         =================


                        The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.


8.      COMMITMENTS AND CONTINGENCIES

                        The Plan is currently undergoing an audit examination by the Internal Revenue Service. The Plan Administrators do not expect the results of the examination will have a material effect on the financial statements of the Plan.

                            SUPPLEMENTARY INFORMATION

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN
PLAN 001  EI# 22-3527763
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, (i)

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

December 31, 2005:

   (a)   (b)                                                                                                (e)
                                                                                   PAR VALUE/              MARKET
           IDENTITY OF ISSUE                                                         UNITS                 VALUE
                                                                                  -----------            ----------

            (C) DESCRIPTION OF INVESTMENT

            COMMON STOCK:

     *          A.C. Moore Arts & Crafts, Inc.                                         167,347.5          $ 2,434,905
                                                                                                         ------------

                                                                                                            2,434,905
                                                                                                         ------------

            COMMON/COLLECTIVE TRUSTS:

                ML Retirement Preservation Trust                                     1,433,587.8            1,433,588

            REGISTERED INVESTMENT COMPANIES:

                ALLIANZ Innovation Fund Class A                                          7,054.4              274,910
                DWS Core Fixed Income Fund Class A                                     107,887.7            1,160,872
                Eaton Vance Utilities Fund Class A                                      24,842.3              285,190
                Evergreen Health Care Fund Class A                                      19,460.2              374,805
                Growth Fund of America                                                  51,550.2            1,572,279
                ML Basic Value Fund Class A                                             36,922.3            1,141,638
                ML S&P 500 Index Fund Class I                                           40,979.0              626,570
                Munder Small Cap Value Fund                                             70,070.7            1,915,731
                The Oakmark Equity and Income Fund                                       5,009.4              124,785
                Thornburg International Value Class A                                   19,919.6              467,317
                Stock Pending Settlement Fund                                                N/A                    3
                                                                                                         ------------
                                                                                                            7,944,100
                                                                                                         ------------

            PARTICIPANT LOANS (225 LOANS AT INTEREST RANGING FROM 4.0% TO 10.5%,
MATURING THROUGH 2010):

                Loan Fund                                                                    N/A              594,566
                                                                                                         ------------


                          TOTAL                                                                          $ 12,407,159
                                                                                                         ============


* Represents a party-in-interest to the Plan.